Exhibit 99.63

CONSENT OF EXPERT

FILED BY SEDAR

October 4, 2006

British Columbia Securities Commission (Principal Regulator)

Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Autorité des marchés financiers
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re:	Goldcorp Inc. (the “Company”) Filing under the Mutual Reliance Review System Glamis Gold Ltd. Information Circular dated September 25, 2006 (the “Circular”)

This letter is being filed as the consent of Stephen McGibbon, P.Geo., Red Lake Exploration Manager of the Company for the year ended 31 December 2005 (but no longer employed by the Company), to (a) being named in the Circular and in the Company’s renewal annual information form for the year ended December 31, 2005, dated March 20, 2006, which is incorporated by reference in the Circular; and (b) the inclusion in the Circular of the Mineral Reserves and Mineral Resources estimated by Mr. McGibbon as of December 31, 2005 (the “Estimates”) for the Company’s Red Lake mine.

I hereby confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Estimates or within my knowledge as a result of the services performed by me in connection with the Estimates.

Sincerely,

-s- Stephen McGibbon

Stephen McGibbon, P.Geo.
formerly Goldcorp Inc.

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